                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1995


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To United Technologies Corporation
  and Participants of the United Technologies Corporation
  Defined Contribution Retirement Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan at December 31, 1995 and November 30, 1995, and the changes in net assets available for benefits for the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
May 24, 1996

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN

             Statement of Net Assets Available for Benefits With Fund Information

                                      December 31, 1995
                                                                         UTC                         Funds
                                          Income Fund  Equity Fund   Stock Fund    Global Fund     Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest           $   4,899,519  $         -  $         -  $           -  $ 4,899,519
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                        -    1,368,711            -            586    1,369,297
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                  -            -            -            465          465
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                 -            -            -            540          540
  United Technologies Corporation Common
   Stock, at market                                 -            -        1,186              -        1,186
  Temporary investments, at cost plus
   accrued interest                               209           22            -              -          231
      Total Investments                     4,899,728    1,368,733        1,186          1,591    6,271,238

Contributions and fund transfers
 receivable                                   446,715       85,970            -              -      532,685
      Total Assets                          5,346,443    1,454,703        1,186          1,591    6,803,923

Less - Liabilities:
 Contributions payable                            625       14,613          102             52       15,392
 Accrued investment purchases                       -            -            -             20           20
      Total Liabilities                           625       14,613          102             72       15,412

Net Assets Available for Benefits       $   5,345,818  $ 1,440,090  $     1,084  $       1,519  $ 6,788,511

Units of participation                      1,006,968      112,602          142            817

Unit value                              $        5.31  $     12.79  $      7.62  $        1.86

                       (See accompanying Notes to Financial Statements)

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN

             Statement of Net Assets Available for Benefits With Fund Information

                                      November 30, 1995
                                                                         UTC                         Funds
                                          Income Fund  Equity Fund   Stock Fund   Global Fund      Combined
Assets:
 Investments:
  Beneficial interests in contracts
   issued by insurance companies, at
   cost plus accrued interest           $   4,998,745  $         -  $         -  $          -   $ 4,998,745
  Beneficial interests in Bankers Trust
   Company Pyramid Equity Index Fund,
   at market                                        -    1,300,533            -           543     1,301,076
  Beneficial interests in Bankers Trust
   Company Pyramid Fixed Income Index
   Fund, at market                                  -            -            -           445           445
  Beneficial interests in Bankers Trust
   Company Pyramid International
   Securities Index Fund, at market                 -            -            -           509           509
  United Technologies Corporation Common
   Stock, at market                                 -            -          862             -           862
  Temporary investments, at cost plus
   accrued interest                               189           11            -             4           204
      Total Investments                     4,998,934    1,300,544          862         1,501     6,301,841

Contributions and fund transfers
 receivable                                   340,555      121,375           56             -       461,986
      Total Assets                          5,339,489    1,421,919          918         1,501     6,763,827

Less - Liabilities:
 Contributions and fund transfers
  payable                                      55,918       18,422            -            80        74,420
      Total Liabilities                        55,918       18,422            -            80        74,420

Net Assets Available for Benefits       $   5,283,571  $ 1,403,497  $       918  $      1,421   $ 6,689,407

Units of participation                      1,001,224      111,709          122           782

Unit value                              $        5.28  $     12.56  $      7.54  $       1.82


                       (See accompanying Notes to Financial Statements)

                               UNITED TECHNOLOGIES CORPORATION
                             DEFINED CONTRIBUTION RETIREMENT PLAN

       Statement of Changes in Net Assets Available for Benefits With Fund Information

                                Period Ended December 31, 1995
                                                                        UTC                          Funds
                                          Income Fund  Equity Fund  Stock Fund     Global Fund     Combined
Contributions:
 Participants                           $      15,017  $     5,447  $       69   $          39  $    20,572
 Employer                                      38,890        8,512          86              25       47,513
      Total Contributions                      53,907       13,959         155              64       68,085

Investment Income:
 Dividends                                          -            -           -               -            -
 Interest                                      29,078            -           -               -       29,078
      Total Investment Income                  29,078            -           -               -       29,078

Unrealized appreciation of investments              -       23,481          11              34       23,526

Deduct:
 Cash distributions to participants            20,738          847           -               -       21,585
      Total Deductions                         20,738          847           -               -       21,585

Net Increase in Net Assets Available
 for Benefits                                  62,247       36,593         166              98       99,104

Net Assets Available for Benefits
 November 30, 1995                          5,283,571    1,403,497         918           1,421    6,689,407

Net Assets Available for Benefits
 December 31, 1995                      $   5,345,818  $ 1,440,090  $    1,084   $       1,519  $ 6,788,511



                       (See accompanying Notes to Financial Statements)

                   UNITED TECHNOLOGIES CORPORATION
                 DEFINED CONTRIBUTION RETIREMENT PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Defined Contribution Retirement Plan (the
Plan) is a defined contribution savings and money purchase plan sponsored by United Technologies Corporation (UTC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation in the Plan is offered to eligible employees of UTC and certain of its subsidiaries after the employee has completed one year of service. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from UTC.

Effective December 1, 1995, the Plan year end was changed to the twelve month period ending December 31. The short period beginning December 1, 1995 and ending December 31, 1995 is covered by this report.

The employer makes contributions with respect to each participant of an amount up to 3.5 percent of the participant's compensation. In addition, certain participants may elect to contribute, through payroll deductions, between 1 and 9 percent of their total compensation with up to the first 4 percent of each participant's contribution being matched 50 percent by the employer. Participant contributions are fully vested at all times under the Plan. Generally, employer contributions become fully vested after two years of Plan participation.

All participant contributions are credited to a participant account maintained by UTC. Contributions are invested, pursuant to each participant's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund and the Global Fund, where permitted. Participants may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in any whole percentage among the funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

The Income Fund is invested in contracts issued by five insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rate set for the 1995 calendar year was
7.25 percent.

The Equity Fund may be invested in common or capital stock of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by Bankers Trust Company (BT), the Trustee, which is invested primarily in similar types of equity securities. During 1995, the Equity Fund was invested principally in the BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by the Equity Fund are reinvested and increase market value.

The UTC Stock Fund consists principally of 13 and 9 shares of UTC Common Stock at December 31 and November 30, 1995, respectively.

The Global Fund is invested in almost equal proportion in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments. Interest and dividends earned by these investments are reinvested and increase market value.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Changes in Net Assets Available for Benefits With Fund Information.

Participants who transfer to a new location of UTC which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds.

The number of participants in the Plan at year end were as follows:

                                      December 31,  November 30,
                                          1995          1995
Income Fund                                795           793
Equity Fund                                272           273
UTC Stock Fund                               2             2
Global Fund                                  1             1

The participants above may have investments in more than one of the investment funds.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

UTC has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions to participants reduce the number of participation units held by the plans.

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable out of the funds held under the Plan, unless the employer elects to pay such expenses. The expenses for the 1995 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by UTC to satisfy the qualification and exemption requirements of Sections 401(a) and 501(a) of the Internal Revenue Code. UTC has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 22, 1996, indicating that the Plan continues to qualify under Sections 401(a) and 501(a) of the Code. Under these sections, contributions by UTC, participants (at their election) and related earnings will be tax deferred until such amounts are distributed.


NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                               December 31,  November 30,
                                                         1995          1995
CIGNA                                                $ 1,566,944   $ 1,576,306
Aetna                                                    494,944       503,447
Travelers                                                432,342       437,101
Prudential                                               219,677       223,870
Metropolitan Life                                        587,847       578,573
                                                     $ 3,301,754   $ 3,319,297

Amount of the contracts allocable to the Plan        $     4,900   $     4,999

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. There were no gains recognized by the Master Trust funds for the one month period ended December 31, 1995.


NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                            December 31, 1995       November 30, 1995
                          Dollars       Units     Dollars       Units
Income Fund            $  432,084      81,390  $  445,328      84,389
Equity Fund                97,868       7,652      94,605       7,530
UTC Stock Fund                  -           -           -           -
Global Fund                     -           -           -           -

These amounts are reflected as liabilities in the Plan's Form 5500.

NOTE 6 - FUNDING POLICY

The Corporation funds its obligation to the plan on a monthly basis. At December 31, 1995, the minimum funding requirements under ERISA have been met.


NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UNITED TECHNOLOGIES CORPORATION
                          DEFINED CONTRIBUTION RETIREMENT PLAN



Dated:  June 7, 1996      By:   /s/ Daniel P. O'Connell
                                Daniel P. O'Connell
                                Corporate Director, Employee Benefits and Human
                                Resources Systems
                                United Technologies Corporation